March 25, 2020

Members of the Board of Directors
Centennial Resource Development, Inc.
1001 17th Street, Suite 1800
Denver, CO 80202

Dear Directors:

I have had the pleasure of serving Centennial as its Chief Executive Officer and the Chairman of the Board since it became a public company following the business combination in October 2016.
Between the actions of the Saudis and the Russians relating to the oil markets, and the escalating COVID-19 crisis and the governmental responses to that crisis, Centennial faces some significant challenges. As members of Centennial’s Board of Directors, we have spent substantial time and energy determining how best to respond to those challenges, position the company for success in the future, and act in the best interests of the company’s shareholders.
Recently, it has become apparent that my views on appropriate strategies to be implemented by Centennial in the face of the headwinds differ from those held by others on the Board, and we have not been able to reconcile some of our differing visions. At this important cross road, I believe the Board should act with consensus on the appropriate direction of Centennial, and I believe the Board may be better positioned to reach such a consensus and oversee the implementation of a strategy without my participation, and with the management leadership previously selected by the Board to go into effect after my retirement. Accordingly, I think it is in the best interests of Centennial and its shareholders that I accelerate my retirement from my positions as Centennial’s Chief Executive Officer and Chairman of the Board, such retirement now to be effective as of March 31, 2020.
This letter supersedes my note to the Board of March 23.

Thank you.
Sincerely,
/s/ Mark G. Papa
Mark G. Papa

Centennial Resource Development, Inc | 1001 Seventeenth Street, Suite 1800, Denver, Colorado 80202